Neurosom Inc

Schedule of Balance Sheet

December 31, 2025

	December 31, 2025	December 31, 2025
Assets		
Current Assets:		
Cash and cash equivalents	432,919	28,293
Total Current Assets	**432,919**	**28,293**
Total Assets	**432,919**	**28,293**
Liabilities		
Current Liabilities:		
Accounts payable	79,217	23,996
Total Current Liabilities	**79,217**	**23,996**
Convertible Note	500,000	-
Total Liabilities	**579,217**	**23,996**
Stockholders' Equity		
Common Stock	142,730	142,730
Retained Earnings	(289,028)	(138,434)
Total stockholders' equity	**(146,298)**	**4,296**
Total Liabilities & stockholders' equity	**432,919**	**28,293**

CERTIFIED

Signature:
Name: Viral Sheth
Title: C.E.O.
Date:

Neurosom Inc

Schedule of Income Statements

December 31, 2025

	December 31, 2025	December 31, 2024
Operating Expenses:		
Selling and marketing expenses	24,315	-
General and administrative expenses	126,279	122,971
Total cost and expenses	**150,594**	**122,971**
Operating Income (Loss)	**(150,594)**	**(122,971)**
Net Income (Loss)	**(150,594)**	**(122,971)**
Retained earnings - beginning of the year	**(138,434)**	**(15,463)**
Retained earnings - ending December 31, 2025	**(289,028)**	**(138,434)**

CERTIFIED

Signature:
Name: Viral Sheth
Title: C.E.O.
Date:

Neurosom, Inc

Statement of Cash Flows

December 31, 2025

Cash flow from operating activities:	
Net Income (Loss)	(150,594)
Adjustments to reconcile net invome to net cash provided by operating activities:	
Accounts Payable	55,221
Net Cash flow from operating activities:	**(95,373)**
Cash flows from financing activities	
Notes Payable - Current Portion	500,000
Stock issued	-
Net Cash flows from financing activities	**500,000**
Net increase (decrease) in cash	404,627
Cash at beginning of period	28,293
Cash at end of period	**432,919**

CERTIFIED

Signature:
Name: Viral Sheth
Title: C.E.O.
Date:

Neurosom, Inc

Statement of Stockholders's Equity Flows

Years ended December 31, 2024 and 2025

	Common Stock			
	Shares	**Amount**	**Retained Earnings**	**Total**
Balance at December 31, 2023	9,000,000		$ (15,462.50)	**$ (15,462.50)**
Stock issued	233,250	$ 142,730.00		**$ 142,730.00**
Net Income			(122,971.17)	**$ (122,971.17)**
Balance at December 31, 2024	**9,233,250**	**$ 142,730.00**	**$ (138,433.67)**	**$ 4,296.33**
Stock issued				**$ -**
Net Income			(150,593.98)	**$ (150,593.98)**
Balance at December 31, 2025	**9,233,250**	**$ 142,730.00**	**$ (289,027.65)**	**$ (146,297.65)**

CERTIFIED

Signature:
Name: Viral Sheth
Title: C.E.O.
Date: